                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF APRIL 2005

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA: INDUSTRIAL AGREEMENT BETWEEN TIM BRASIL AND BRASIL TELECOM TO DEVELOP THE TECHNOLOGICAL AND COMMERCIAL SYNERGIES BETWEEN FIXED-LINE AND MOBILE TELEPHONY, AND TO TRANSFER SUCCESSES

ACHIEVED IN ITALY TO BRAZIL

EXPECTED INCORPORATION OF BRAZIL TELECOM´S MOBILE ACTIVITIES INTO TIM BRASIL

BRASIL TELECOM-TIM BRASIL AGREEMENT STRENGTHENS BRAZIL´S COMPETITIVE FRAMEWORK IN THE TELECOMMUNICATIONS SECTOR

THE AGREEMENT MEETS THE REQUIREMENTS OF THE BRAZILIAN TELECOMMUNICATIONS AUTHORITY (ANATEL) AIMED AT RESOLVING THE ISSUE OF THE OVERLAPPING MOBILE AND LONG-DISTANCE LICENSES OF THE TWO GROUPS CONCERNED.

TELECOM ITALIA REGAINS ITS RIGHTS - TEMPORARILY SUSPENDED SINCE AUGUST 2002 - WITHIN THE CONTROL GROUP OF BRASIL TELECOM, RESUMING ITS ROLE IN THE MANAGEMENT OF THE COMPANY OPERATIONS

* * *

TELECOM ITALIA AGREES TO BUY OPPORTUNITY´S INTERESTS IN BRASIL TELECOM. THE CLOSING WILL BE IMPLEMENTED EITHER AT THE REACHING OF AN AGREEMENT WITH OTHER SHAREHOLDERS IN OPPORTUNITY ZAIN OR IN 24 MONTHS AT THE LATEST

* * *

AGREEMENT REACHED TO SETTLE DISPUTES WITH OPPORTUNITY

Milan, 28 April 2005 - Telecom Italia, through its subsidiary TIM Brasil, and Brasil Telecom today reached an important industrial agreement of strategic significance for both parties.

The agreement will allow the Telecom Italia Group to achieve significant economies of scale, better exploiting the synergies resulting from the integration of the fixed and mobile platforms. The process of network integration launched in Italy will form the basis for its successful transfer to Brazil and will allow further value creation for all shareholders.

In particular, the agreement, which entails a series of measures requiring the approval of the relevant Brazilian authorities, calls for:

•

The transfer, through incorporation, of the activities of Brasil Telecom Celular (BRTC), a company 100%-controlled by Brasil Telecom and operating in Region 2 (which includes 9 states in Southern and Central-Eastern Brazil), to TIM Brasil;

•

The development of commercial and marketing activities, combining the two groups´ technological know-how, services and distribution networks;

•

The enhancement of the two companies´ licenses and infrastructures through the elimination of existing overlaps. In particular:

o

TIM Brasil will relinquish its long distance license and will avail itself of the transport services of Brasil Telecom.

o

Brasil Telecom, in exiting the mobile business, will place its sites and infrastructure at the disposal of TIM Brasil, thus accelerating plans for the development of network coverage.

The agreement between Brasil Telecom and TIM Brasil strengthens Brazil´s competitive framework in the telecommunications sector.

The agreement also meets the requirements of the Brazilian Telecommunications Authority (ANATEL) aimed at resolving the issue of the overlapping mobile and long-distance licenses of the two groups concerned.

Furthermore, Telecom Italia regains its rights – temporarily suspended since August 2002 – within the control group of Brasil Telecom, resuming its role in the management of the company operations.

These agreements will allow the Telecom Italia Group to enhance, coherently with the targets of its industrial plan, the development strategy for its Brazilian activities as the excellence forehead of the Group´s international presence.

The restoration of Telecom Italia International´s shareholder position in Solpart; the recovery of and the unchallengeable exercise of its governance rights, as attributed in the relative shareholder pact; the strength of the industrial agreement between TIM Brasil and Brasil Telecom, better positions the Telecom Italia Group to develop synergies between fixed and mobile platforms in such a rapidly expanding market.

* * *

Telecom Italia has agreed to buy Opportunity´s interests in the chain of control of Brasil Telecom.

At the same time, Telecom Italia and Opportunity have reached an agreement to settle existing legal challenges and disputes, mainly resulting from the above-mentioned license overlaps.

The deal entails a payment by Telecom Italia of 341 million euro. Out of the total, 50 millino euro will be paid for settling the disputes and 291 million euro for the acquisition of Opportunity´s interests. The acquisition of Opportunity´s stakes will be finalized either when an agreement is reached with other shareholders in Opportunity Zain or in 24 months at the latest.

Telecom Italia

Media Relations

Corporate and Wireline Press Office

+39.06.3688.2610

www.telecomitalia.it/stampa*

Telecom Italia

Investor Relations

+ 39.02.8595.4131

www.telecomitalia.it/investor_relations

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United
States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a "safe harbor"
for forward-looking statements.  The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependant on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-
looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

- the ability of the Telecom Italia Group to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

- the ability of the Telecom Italia Group to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

- the impact of regulatory decisions and changes in the regulatory environment;

- the impact of the slowdown in Latin American economies and the slow recovery of economies generally on the international business of the Telecom
Italia Group focused on Latin America and on its foreign investments and capital expenditures;

- the continuing impact of rapid changes in technologies;

- the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

- the impact of fluctuations in currency exchange and interest rates;

- Telecom Italia's ability to continue the implementation of its 2002-2004
Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia's interests in various companies;

- the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

- Telecom Italia's ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;

- Telecom Italia's ability to successfully implement its internet strategy;

- the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made in Latin
America and in Europe;

- the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

- the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.
Accordingly, there can be no assurance that the group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      April 28th, 2005

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager